PROSPECTUS SUPPLEMENT No. 1	Filed Pursuant to Rule 424(b)(3)
(To Prospectus Dated June 24, 2002)	Registration File No. 333-75282

338,609 Shares

Corixa Corporation

Common Stock

     The purpose of this prospectus supplement is to provide supplemental information regarding Corixa Corporation in connection with the offering from time to time of up to 8,200,000 shares of its Common Stock by BNY Capital Markets, Inc., or CMI, as described in Corixa’s prospectus dated June 24, 2002. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto. You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

     Our common stock is quoted on the Nasdaq National Market under the symbol “CRXA.” On December 12, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $7.64.

     See “Risk Factors” beginning on page 4 of the prospectus to read about risks that you should consider before buying shares of Corixa’s common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 12, 2002.

     You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor any of the selling stockholders has authorized anyone to give you different information or representations. You should not assume that the information in this prospectus supplement is accurate as of any date after its date. This prospectus supplement is an offer to sell, and a solicitation of offers to buy, the shares offered by this prospectus supplement only in jurisdictions where offers and sales are permitted.

USE OF PROCEEDS

     We anticipate our net proceeds from the sale our common stock to CMI to be approximately $2.6 million after deducting estimated expenses of approximately $36,000. Although we currently do not have specific plans for the use of the net proceeds from this offering, we expect to use the net proceeds to fund our ongoing operations, help build our technology base and to develop and commercialize our product candidates. We will not receive any proceeds from any resales of our common stock by CMI under this prospectus supplement and the accompanying prospectus.

PLAN OF DISTRIBUTION

     On December 9, 2002, we delivered a draw down notice to CMI in accordance with the terms of the equity line financing agreement between us and CMI and, as a result, a draw down period commenced on December 10, 2002 and terminated on December 12, 2002. Pursuant to the equity line financing agreement, CMI purchased an aggregate of 338,609 shares of our common stock at an average price per share of $7.75 for a total purchase price of $2,625,000. The prices at which CMI will purchase these shares from us were established under the equity line financing agreement by reference to prices of our common stock on the Nasdaq National Market for the period beginning December 10, 2002 and ending on December 12, 2002, net of a discount of 2%. CMI may resell all of the shares of our common stock that it will purchase from us under this prospectus supplement and the accompanying prospectus. CMI is an “underwriter” with the meaning of the Securities Act of 1933, as amended, in connection with its sale of our common stock under this prospectus supplement and accompanying prospectus.